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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

HOT TOPIC, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

441339108

(CUSIP Number)

Becker Drapkin Management, L.P.
Attn:  Steven R. Becker
Attn:  Matthew A. Drapkin
300 Crescent Court
Suite 1111
Dallas, Texas 75201
(214) 756-6016

With a copy to:

Richard J. Birns, Esq.
Boies, Schiller & Flexner LLP
575 Lexington Avenue, 7th Floor
New York, NY 10022
(212) 446-2300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 441339108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 769,400
	8	SHARED VOTING POWER 1,616,549
	9	SOLE DISPOSITIVE POWER 769,400
	10	SHARED DISPOSITIVE POWER 1,616,549
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,385,949
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 441339108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Becker Drapkin Partners (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 701,852
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 701,852
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 701,852
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 441339108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. Becker Drapkin Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 86,744
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 86,744
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,744
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 441339108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON. BD Partners I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 827,953
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 827,953
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 827,953
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 441339108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,385,949
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,385,949
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,385,949
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 441339108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,819
	8	SHARED VOTING POWER 2,385,949
	9	SOLE DISPOSITIVE POWER 2,819
	10	SHARED DISPOSITIVE POWER 2,385,949
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,388,768
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 441339108
1	NAME OF REPORTING PERSON / I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,819
	8	SHARED VOTING POWER 2,385,949
	9	SOLE DISPOSITIVE POWER 2,819
	10	SHARED DISPOSITIVE POWER 2,385,949
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,388,768
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 2, 2010, and Amendment No. 1 thereto, filed with the SEC on September 21, 2010, with respect to the common stock (the “Common Stock”) of Hot Topic, Inc., a California corporation (the “Issuer”).

Item 5.	Interest in Securities of the Issuer

Subparagraphs (a) through (c) of Item 5 are amended and supplemented to add the following information for updating as of the date hereof:

The Reporting Persons may be deemed to beneficially own in the aggregate 2,391,587 shares of Common Stock.  Based upon a total of 44,579,427 outstanding shares of Common Stock, as reported in the Issuer’s quarterly report on Form 10-Q for the period ending July 31, 2010, the Reporting Persons’ shares represent approximately 5.365% of the outstanding shares of Common Stock.

BD Partners I owns 827,953 shares of Common Stock (the “BD Partners I Shares”), which represent approximately 1.857% of the outstanding shares of Common Stock.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares.  BD Management in its capacity as investment manager for the Managed Account has the sole power to vote or direct the vote of (and to dispose or direct the disposition of) 769,400 shares held by the Managed Account (the “Managed Account Shares”), which represent approximately 1.726% of the outstanding shares of Common Stock.  BD Management disclaims beneficial ownership of the Becker Drapkin Funds Shares.

Mr. Becker has the sole power to vote or to direct the vote of, and to dispose or direct the disposition of, (in each case, subject to certain restrictions) 2,819 shares of Common Stock (the “Becker Shares”), which represent 0.006% of the outstanding shares of Common Stock and consist of restricted stock granted by the Issuer to Mr. Becker as a director of the Issuer, pursuant to the Issuer’s 2006 Equity Incentive Plan.  The Becker Shares were granted pursuant to a Restricted Stock Bonus Agreement, which is attached hereto as Exhibit 1 and incorporated by reference herein.  Each Reporting Person, other than Mr. Becker, disclaims beneficial ownership of the Becker Shares.

Mr. Drapkin has the sole power to vote or to direct the vote of, and to dispose or direct the disposition of, (in each case, subject to certain restrictions) 2,819 shares of Common Stock (the “Drapkin Shares”), which represent 0.006% of the outstanding shares of Common Stock and consist of restricted stock granted by the Issuer to Mr. Drapkin as a director of the Issuer, pursuant to the Issuer’s 2006 Equity Incentive Plan.  The Drapkin Shares were granted pursuant to a Restricted Stock Bonus Agreement, which is attached hereto as Exhibit 2 and incorporated by reference herein.  Each Reporting Person, other than Mr. Drapkin, disclaims beneficial ownership of the Drapkin Shares.

(c) The Becker Shares and the Drapkin Shares were granted by the Issuer pursuant to restricted stock agreements as described above.  The trading dates, number of shares of Common Stock purchased or sold, and the price per share of Common Stock for all other transactions by the Reporting Persons in shares of Common Stock since the last amendment of this Schedule 13D, all of which were brokered transactions, are set forth below.

Name of Reporting Person	Date	Number of Shares Purchased (Sold)	Average Price per Share
BD Management	9/23/2010	10,000	$5.4700
BD Partners I	9/22/2010	20,000	$5.3702
BD Partners I	9/23/2010	600	$5.4500
BD Partners I	9/24/2010	10,000	$5.5761

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented to add the following information for updating as of the date hereof:

On October 8, 2010, the Issuer and Mr. Becker entered into a Restricted Stock Bonus Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated by reference herein.

On October 8, 2010, the Issuer and Mr. Drapkin entered into a Restricted Stock Bonus Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated by reference herein.

On October 1, 2010, the Issuer and Mr. Becker entered into a Non-Statutory Stock Option Agreement.  None of the options Mr. Becker acquired thereunder will be exercisable until October 1, 2011.  A copy of the Non-Statutory Stock Option Agreement is attached hereto as Exhibit 3 and incorporated herein by reference.

On October 1, 2010, the Issuer and Mr. Drapkin entered into a Non-Statutory Stock Option Agreement.  None of the options Mr. Drapkin acquired thereunder will be exercisable until October 1, 2011.  A copy of the Non-Statutory Stock Option Agreement is attached hereto as Exhibit 4 and incorporated herein by reference.

On October 12, 2010, the Issuer and Mr. Becker entered into a Non-Statutory Stock Option Agreement.  None of the options Mr. Becker acquired thereunder will be exercisable until October 1, 2011.  A copy of the Non-Statutory Stock Option Agreement is attached hereto as Exhibit 5 and incorporated herein by reference.

On October 12, 2010, the Issuer and Mr. Drapkin entered into a Non-Statutory Stock Option Agreement.  None of the options Mr. Drapkin acquired thereunder will be exercisable until October 1, 2011.  A copy of the Non-Statutory Stock Option Agreement is attached hereto as Exhibit 7 and incorporated herein by reference.

On October 15, 2010, the Reporting Persons entered into the Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of statements (including any amendments) on Schedule 13D with respect to the securities of the Issuer.  A copy of this agreement is attached as Exhibit 8 hereto and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Restricted Stock Bonus Agreement, dated October 8, 2010, by and between Hot Topic, Inc. and Steven R. Becker.
Exhibit 2	Restricted Stock Bonus Agreement, dated October 8, 2010, by and between Hot Topic, Inc. and Matthew A. Drapkin.
Exhibit 3	Non-Statutory Stock Option Agreement, dated October 1, 2010, by and between Hot Topic, Inc. and Steven R. Becker.
Exhibit 4	Non-Statutory Stock Option Agreement, dated October 1, 2010, by and between Hot Topic, Inc. and Matthew A. Drapkin.
Exhibit 5	Non-Statutory Stock Option Agreement, dated October 12, 2010, by and between Hot Topic, Inc. and Steven R. Becker.
Exhibit 7	Non-Statutory Stock Option Agreement, dated October 12, 2010, by and between Hot Topic, Inc. and Matthew A. Drapkin.
Exhibit 8
Joint Filing Agreement, dated October 15, 2010, by and among BD Management, L.P.; Becker Drapkin Partners (QP), L.P.; Becker Drapkin Partners, L.P.; BD Partners I, L.P.; BC Advisors, LLC; Steven R. Becker; and Matthew A. Drapkin.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated:           October 15, 2010

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

	By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BD PARTNERS I, L.P.

By:	Becker Drapkin Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Andrew S. McLelland
Name: Andrew S. McLelland
Title: Attorney-in-Fact